

January 9, 2012

Via E-mail
Iain J. Mackay
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

    Re: **HSBC Holdings plc**
                Form 20-F for Fiscal Year Ended December 31, 2010
                Filed March 8, 2011
                Form 6-K Filed November 9, 2011
                File No. 001-14930

Dear Mr. Mackay:

We have reviewed your response dated October 21, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Regulation and supervision, page 85(b)

U.S. regulation and supervision, page 85(c)

1.   We note your response to prior comment three in our letter dated September 13, 2011. Please confirm that you will provide this disclosure in future filings and update it as necessary.

Challenges and uncertainties, page 88

We face a number of challenges in regulation and supervision, page 90

2.   Regarding your response to prior comment five in our letter dated September 13, 2011, please ensure that your disclosure in future filings provides enough details for investors to fully understand how the risks presented affect you. See Item 3.D to Form 20-F. As a non-exclusive example, we note that you reference the Independent Commission on Banking's "Ring Fencing" proposals; however, you have not described what the proposals are or how they could result in a decrease in profitability. Additionally, to the extent that you have estimated the costs of complying with new or potential regulatory rules or recommendations, such as those presented by the Independent Commission on Banking's final report, please provide related quantitative disclosure. Please revise your proposed disclosure accordingly.

Credit Risk, page 93

Personal lending, page 106

3.   We note your response to prior comment six in our letter dated September 13, 2011 and reissue that comment. While we note your belief that "it is impractical to provide comprehensive detail of…[y]our lending criteria…," we are unable to concur that the disclosure on pages 107 to 112 of your Form 20-F describes "significant changes in [your] lending practices." For example, it is unclear from your disclosure in this section whether you have tightened underwriting criteria by "reducing maximum loan-to-value ratios or reducing debt-to-income ratios," which you reference as examples in your response. Your revised disclosure should clarify whether (and if so, the extent to which) you have implemented hard limits in evaluating creditworthiness, instituted new procedures, or targeted new customers in seeking to reduce your exposure to credit risk.

U.S. mortgage lending, page 108

4.   We note your response to prior comment seven in our letter dated September 13, 2011. Please address the following:

   •   In your response, you state that for second lien loans where you also service the first lien loan, there are occasions where the first lien loan will have more severe delinquency data than the second lien loan. Please tell us the percentage of the total population of these types of second lien loans that have similar trends. If the percentage is significant, in light of your use of a roll rate methodology to determine loan losses for these types of loans, please revise your future filings to clearly disclose that fact.

- Considering the trend noted above related to delinquency data for second lien loans for which you hold or service the first lien, for second lien loans for which you do not hold or service the first lien loans, please tell us how you concluded that the delinquency data used in your roll rate methodology materially captured the risk of loss for these loans in a timely manner. As part of your response, please tell us whether you considered using the data obtained regarding the delinquency status of the first liens when you hold or service the first liens as a proxy for the delinquency status of the first liens where you do not own or service them.

- Please revise to disclose that once you determine that a second lien mortgage is likely to default, the loss severity assumed is close to 100 percent.

Financial Statements, page 237

Note 2 – Summary of significant accounting policies, page 253

(g) Impairment of Loans and Advances, page 255

Assets Acquired in Exchange for Loans, page 258

5. We note your response and proposed disclosure revisions provided in response to prior comment 13 in our letter dated September 13, 2011. Please address the following:

- Your proposed disclosure appears to indicate that you only make adjustments to broker prices to lower the estimated selling prices. Please clarify your disclosure to state whether you make any adjustments that increase the fair value of these properties.

- Please revise to include a description of the types of adjustments you make to the broker price opinion and the circumstances under which you would make these adjustments.

Note 16 – Fair value of financial instruments carried at fair value, page 308

Credit risk adjustment methodology, page 312

6. Please refer to our prior comment 14 in our letter dated September 13, 2011. We note your response; however, it remains unclear why you do not adjust derivative liabilities for your own credit risk. Your response appears to indicate that because you do not include your own credit risk into the pricing of derivative transactions, a market participant would not consider it either. Please provide additional support as to how you concluded that a zero measure of your own creditworthiness is appropriate from both a market

participant and an arm's length transaction viewpoint. Please also tell us whether you validate your pricing methodologies and if so, describe this process.

Form 6-K Filed November 9, 2011

Interim Management Statement

7.   We note from management's remarks during your November 9, 2011 earnings call that you have evaluated the impact that a downgrade of your internal credit ratings would have on your business. In future filings, please provide risk factor disclosure that explains any adverse impact that recent downgrades of your credit ratings have had on your ability to access the capital markets, on your funding costs, and collateral calls regarding derivative instruments. Please also disclose which credit ratings agencies have downgraded you or placed you under negative watch.

8.   We note your measure "Core tier 1 ratio" and the related footnote identifying this measure as the ratio assumed under the Basel III guidelines excluding the G-SIBS. Please clarify whether your actual ratio is calculated under these guidelines as well. If so, please tell us how you concluded that a non-GAAP reconciliation pursuant to Regulation G was not required. Alternatively, please label the measure as non-GAAP in future filings, and show the related calculation of the measure, along with a description of any assumptions that went into the calculations given the rules under Basel III have not been finalized.

You may contact Rebekah Lindsey at (202) 551-3303 or Stephanie Hunsaker, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Sebastian Gomez Abero, Special Counsel, at (202) 551-3578 with any other questions.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director